                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                       Public Storage Properties X, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                             Common Stock Series A
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  744605 10 6
          ------------------------------------------------------------
                                 (CUSIP Number)

    David Goldberg, 701 Western Ave., Ste. 200, Glendale, CA  91201-2397,
                            818/244-8080, ext. 529
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 16, 1996
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. __ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 pages
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CUSIP No. 744605 10 6                                          Page 2 of 6 Pages

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Public Storage, Inc.

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [_]


- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    BK/00

- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      [_]

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    California

- --------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
                                - 0 -
     NUMBER OF     -------------------------------------------------------------
      SHARES            8  SHARED VOTING POWER
   BENEFICIALLY                 - 0 -
     OWNED BY      -------------------------------------------------------------
       EACH             9  SOLE DISPOSITIVE POWER
     REPORTING                  - 0 -
      PERSON       -------------------------------------------------------------
       WITH             10 SHARED DISPOSITIVE POWER
                                - 0 -
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        - 0 -

- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        - 0 -

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
        CO

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 744605 10 6                                          Page 3 of 6 Pages

          Item 1.   Security and Issuer

          This Amendment No. 1 to Statement on Schedule 13D relates to the Common Stock Series A, par value $.01 per share (the "Shares"), of Public Storage Properties X, Inc., a California corporation (the "Issuer"). The Issuer ceased to exist on September 16, 1996, upon consummation of the Issuer's merger (the "Merger") with and into Public Storage, Inc. (the "Reporting Person"). The address of the principal executive office of the Issuer is 701 Western Avenue, Suite 200, Glendale, California 91207-2397.

          Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 of the Reporting Person's Statement on Schedule 13D is supplemented as follows:

          The consideration issued by the Reporting Person in the Merger consisted of approximately $8,806,507 in cash and approximately 1,204,000 shares of Common Stock of the Reporting Person ("PSI Common Stock"). The cash consideration was borrowed under the Reporting Person's Credit Agreement by and among the Reporting Person, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of May 22, 1995. The borrowings have since been repaid.

          Item 4.  Purpose of Transaction

          Item 4 of the Reporting Person's Statement on Schedule 13D is supplemented as follows:

          Pursuant to the Merger, each outstanding Share (other than shares held by the Reporting Person) was converted into the right to receive cash, PSI Common Stock or a combination of the two. Based upon the elections made by the Issuer's shareholders, the Reporting Person paid to such shareholders an aggregate of approximately $8,806,507 in cash and issued to such shareholders an aggregate of approximately 1,204,000 shares of PSI Common Stock. Upon consummation of the Merger, all of the outstanding Shares, including the 452,094 shares owned by the Reporting Person, were cancelled.

          The Merger, which was described in the Reporting Person's initial Statement on Schedule 13D dated June 28, 1996, was approved by the Issuer's shareholders on September 11, 1996.

CUSIP No. 744605 10 6                                          Page 4 of 6 Pages



          Item 5.  Interest in Securities of the Issuer

          Item 5 of the Reporting Person's Statement on Schedule 13D is supplemented as follows:

          On September 16, 1996, the effective date of the Merger, all of the Shares were cancelled, and the Issuer ceased to exist. As a result, all of the 452,094 Shares owned by the Reporting Person on the effective date of the Merger were cancelled. In addition, the Reporting Person's option to acquire 107,415 Shares beneficially owned by B. Wayne Hughes, Chairman of the Board and Chief Executive Officer of the Reporting Person, was cancelled upon consummation of the Merger. As a result of the Merger, the Reporting Person no longer owns more than 5% of the Shares.

          To the best of the Reporting Person's knowledge, no executive officer or director of the Reporting Person engaged in any transactions in Shares during the 60-day period ended September 16, 1996, other than the disposition of Shares pursuant to the Merger. Information relating to those dispositions is set forth on Appendix A attached to this Amendment No. 1 to Statement on Schedule 13D.
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CUSIP No. 744605 10 6                                          Page 5 of 6 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.



Dated:  September 25, 1996                      PUBLIC STORAGE, INC.



                                            By: /s/ Sarah Hass
                                                --------------------------------
                                                Sarah Hass
                                                Vice President
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CUSIP No. 744605 10 6                                          Page 6 of 6 Pages



                                   Appendix A


                                                         Consideration Received
                                                         ----------------------
                                          No. of Shares      Shares of PSI
    Name                  Title            Disposed of       Common Stock
    ----                  -----           -------------      ------------
B. Wayne Hughes   Chairman of the Board
                  and Chief Executive
                  Officer                   107,415*            101,400

Obren B. Gerich   Senior Vice President       2,050               1,935

Dann V. Angeloff  Director                    1,450               1,369

Uri P. Harkham    Director                    2,000               1,888



- ------------------------------
* As noted above, as a result of the Merger, the Reporting Person's option to acquire these shares was cancelled.